Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, NY 10004

February 6, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Susan Block
John Dana Brown
Michael Henderson
Robert Klein

Re:	Binah Capital Group, Inc.
Amendment No. 5 to Registration Statement on Form S-4
Filed January 12, 2024
File No. 333-269004

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated February 2, 2024 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 5 to the Registration Statement on Form S-4, filed with the Commission on January 12, 2024. Concurrently with this response, we are filing Amendment No. 6 to our Registration Statement on Form S-4 (the “Amendment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 5 to the Form S-4 filed January 12, 2024

Wentworth Executive Compensation, page 189

1.	Please update to include compensation for the most recent completed fiscal year as well. Refer to Item 402 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 190 of the Amendment.

Certain United States Federal Income Tax, page 218

2.	We note the draft opinion filed as exhibit 8.1. Both the prospectus and the exhibit appear to refer to the tax discussion as a summary. Please revise to have both the exhibit 8 shortform opinion and the tax disclosure in the prospectus clearly state that the tax consequences section of the prospectus is the opinion of named counsel and clearly identify the opinion being rendered. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website.

Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to paragraph 3 of our tax opinion which expressly states that the disclosure constitutes our tax opinion. We have updated the tax consequences section of the prospectus to clarify the statements of law and legal conclusions set forth in the disclosure represent the opinion of Shearman & Sterling LLP.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

●	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)